COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

April 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Laura E. Hatch

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on April 14, 2010 in connection with the post-effective amendment no. 101 to the Registrant’s registration statement on Form N-1A, filed with the SEC on February 26, 2009 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“the Securities Act”), relating to the Registrant’s Real Estate Equity Fund series (the “Fund”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

1.	Comment. If the Fund will be issuing a summary prospectus in lieu of a full statutory prospectus in reliance on Rule 498 under the Securities Act, please include (on the cover page or at the beginning of the summary prospectus) the legend required by Rule 498(b)(1)(v) and provide a draft of such legend to the Staff for review in advance of such inclusion.

Response. The Registrant does not intend to issue a summary prospectus for the Fund. Accordingly, the Rule 489(b)(1)(v) legend will not be included in the Registrant’s filing pursuant to Rule 485(b) under the Securities Act (the “485BPOS”).

2.	Comment. Please confirm that the Statement of Additional Information for the Fund includes the enhanced corporate governance disclosure required by Item 17(b) of Form N-1A.

Response. The Registrant confirms that the Statement of Additional Information for the Fund includes the enhanced corporate governance disclosure required by Item 17(b) of Form N-1A.

3.	Comment. In the prospectus summary section captioned “Shareholder Fees,” please delete footnote (a), which states: “This charge applies to investors who buy $1 million or more of Class A shares and redeem them within one year of purchase, with certain limited exceptions – See Choosing a Share Class – Sales Charges and Commissions for details.”

Response. The Registrant notes that Instruction 2(a)(i) to Item 3 of Form N-1A states that “[a] Fund may include in a footnote to the table…a narrative explanation of the sales charges (loads)….” The Registrant believes that the referenced footnote (a) is a proper “narrative explanation” of the contingent deferred sales charge applicable to certain Class A shares of the Fund. Accordingly, the requested change will not be made in the 485BPOS; however, the Registrant will delete the clause “– See Choosing a Share Class – Sales Charges and Commissions for details” from footnote (a) to be consistent with Comment 4 below.

4.	Comment. In the prospectus summary section captioned “Annual Fund Operating Expenses,” please delete the cross-references in footnotes (b) and (c), which state: “See Choosing a Share Class – Sales Charges and Commissions for details.”

Response. The requested change will be made in the 485BPOS.

5.	Comment. In the prospectus summary section captioned “Annual Fund Operating Expenses,” please explain supplementally what is contemplated by the phrase “among other things” in footnote (e), which states in full: “Total annual Fund operating expenses do not match ‘Net Expenses’ in the Financial Highlights section of this prospectus, which does not include, among other things, fees and expenses incurred as a result of investment in shares of certain pooled investment vehicles.”

Response. Differences in expense ratios set forth in the Fund’s annual operating expenses table and the Fund’s financial highlights may result from the reflection in the annual operating expenses table of contractual changes to certain fees paid by the Fund, in addition to resulting from the inclusion of expenses incurred as a result of investments in shares of certain pooled investment vehicles.

6.	Comment. In the prospectus summary section captioned “Principal Investment Strategies,” please add disclosure to provide examples of the equity securities in which the Fund may invest.

Response. In the 485BPOS, the Registrant will revise the first paragraph of the referenced section as indicated below.

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies principally engaged in the real estate industry, including REITs. Equity securities include, among other things, common stocks, preferred stocks and securities convertible into common and preferred stocks. A company is “principally engaged” in the real estate industry if at least 50% of its gross income or net profits are attributable to the ownership, construction, management or sale of residential, commercial or industrial real estate. The Fund may invest in equity REITs, mortgage REITs and hybrid REITs.

7.	Comment. Please revise the first sentence of the paragraph captioned “Real Estate Sector Risk” in the prospectus summary section captioned “Principal Risks” as follows: “Interests held in real estate investment trusts (REITs) and in securities of other companies principally engaged in the real estate industry are subject to risks similar to those of direct investments in real estate.

Response. The requested change will be made in the 485BPOS.

8.	Comment. Please either (a) clarify in the prospectus summary section captioned “Principal Risks” that disclosure regarding credit risk, reinvestment risk and interest rate risk relates to the Fund’s investments in REITs or (b) add disclosure to the prospectus summary section captioned “Principal Investment Strategies” to identify the debt investment anticipated to be made by the Fund that would give rise to such risks.

Response. Disclosure regarding credit risk, reinvestment risk and interest rate risk relates to the Fund’s investments in certain REITs (e.g., mortgage REITs). Because certain REITs (like mortgage REITs) invest in loans secured by real estate, which are subject to credit risk and interest rate risk, an investment in such REITs also is subject to credit risk and interest rate risk. Additionally, the potential for such loans to be repaid early (e.g., in times of high or rising interest rates) gives rise, indirectly, to reinvestment risk. The Registrant notes that, for its fixed income fund series, the credit risk, reinvestment risk and interest rate risk disclosures are not tailored to particular investment types, and believes that its approach should be consistent with respect to the Fund. Accordingly, no change will be made in the 485BPOS.

* * * * *

We hope that these responses adequately address your concerns. The registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/  Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I

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